One Atlantic Center

1201 West Peachtree Street

Suite 4900 Atlanta, GA 30309

404-881-7000 | Fax: 404-881-7777

May 6, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNL Strategic Venture Capital, et al. (File No. 812-15555)

Ladies and Gentlemen:

On March 11, 2024, CNL Strategic Venture Capital, et. al (the “Applicants”) filed an initial application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 promulgated thereunder (the “Application”) authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”).

By this letter, the Applicants hereby respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

If you have any questions or additional comments concerning the foregoing, please contact me at (404) 881-4932 or martin.dozier@alston.com.

Sincerely,

/s/ Martin Dozier
Martin Dozier

Alston & Bird LLP	www.alston.com

Atlanta | Brussels | Century City | Charlotte | Chicago | Dallas | London | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.